Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Veea, Inc. (formerly known as Plum Acquisition Corp. I) on Form S-8 of our report dated March 1, 2024, which includes an explanatory paragraph as to Plum Acquisition Corp I’s (now known as Veea, Inc.) ability to continue as a going concern, with respect to our audits of the financial statements Plum Acquisition Corp I’s (now known as Veea, Inc.) as of December 31, 2023 and 2022 and for the years then ended, appearing in the Annual Report on Form 10-K of Plum Acquistion Corp I for the year ended December 31, 2023.

/s/ Marcum llp

Marcum llp

Houston, TX

January 10, 2025